SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Mitel Networks Corporation

(Name of Company)

Common Shares, No Par Value

(Title of Class of Securities)

60671Q104

(CUSIP Number)

Jose Medeiros

President and Chief Operating Officer

Wesley Clover Corporation

350 Legget Drive

Kanata, Ontario, Canada K2K 2W7

(613) 271-6305

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

With a Copy to:

James Lurie, Esq.

Osler, Hoskin & Harcourt LLP

620 8th Avenue, 36th Floor

New York, New York 10018

(212) 867-5800

April 27, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 60671Q104
1	NAME OF REPORTING PERSON Dr. Terence H. Matthews
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 103,841*
	8	SHARED VOTING POWER 12,080,612*
	9	SOLE DISPOSITIVE POWER 103,841*
	10	SHARED DISPOSITIVE POWER 12,080,612*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,184,453*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	See Item 5.
**	Based on 52,803,159 common shares outstanding upon completion of the initial public offering of Company as reported in the Company’s final prospectus dated April 21, 2010.

SCHEDULE 13D

CUSIP No. 60671Q104
1	NAME OF REPORTING PERSON Wesley Clover Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 12,080,612*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 12,080,612*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12.080,612*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	See Item 5
**	Based on 52,803,159 common shares outstanding upon completion of the initial public offering of the Company as reported in the Company’s final prospectus dated April 21, 2010.

SCHEDULE 13D

CUSIP No. 60671Q104
1	NAME OF REPORTING PERSON Wesley Clover International Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 12,080,612*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 12,080,612*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,080,612*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 5
**	Based on 52,803,159 common shares outstanding upon completion of the initial public offering of the Company as reported in the Company’s final prospectus dated April 21, 2010.

SCHEDULE 13D

CUSIP No. 60671Q104
1	NAME OF REPORTING PERSON 4293711 Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 12,080,612*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 12,080,612*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,080,612*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 5
**	Based on 52,803,159 common shares outstanding upon completion of the initial public offering of the Company as reported in the Company’s final prospectus dated April 21, 2010.

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) is being filed on behalf of Dr. Terence H. Matthews (“Dr. Matthews”), Wesley Clover Corporation (“WCC”), Wesley Clover International Corporation (“WCIC”) and 4293711 Canada Inc.(“4293711 Canada” and, together with Dr. Matthews, WCC and WCIC, the “Reporting Persons”), relating to the common shares, without par value (the “Common Shares”) of Mitel Networks Corporation, a corporation existing under the laws of Canada (the “Company”). This Amendment No. 4 amends and supplements the initial statement on Schedule 13D(the “Original 13D”), filed on July 14, 2005 by Dr. Matthews, WCC and Celtic Jet Tech Limited (“Celtic”), as amended and supplemented by Amendment No. 1 on Schedule 13D, filed on May 5, 2006, Amendment No. 2 on Schedule 13D, filed on September 27, 2006, and Amendment No. 3, which was inadvertently labelled Amendment No. 2, on Schedule 13D, filed on September 28, 2007, each of which was filed by Dr. Matthews, WCC and Celtic.

Celtic, formerly a wholly owned subsidiary of WCC, a holder of Common Shares of the Company and a reporting person for purposes of this Schedule 13D, was dissolved pursuant to a Certificate of Dissolution filed with Industry Canada on December 18, 2009. Prior to such dissolution, Celtic transferred all of the Common Shares of the Company owned by it to WCC as described in Item 4 below.

The number of Common Shares disclosed in this Amendment No. 4 reflects the reverse split of Common Shares conducted by the Company in April 2010 of its outstanding Common Shares on the basis of a ratio of one post-split Common Share for every fifteen pre-split Common Shares.

ITEM 2.	IDENTITY AND BACKGROUND

Item 4 is hereby amended and supplemented as follows:

(a), (b), (c) and (f). Dr. Matthews’ business address is 350 Legget Drive, Kanata, Ontario, Canada, K2K 2W7. Dr. Matthews is Chairman of the Company. Dr. Matthews is a citizen of Canada.

WCC, a corporation existing under the laws of the Province of Newfoundland and Labrador, is a holding company that is primarily engaged in the business of investing in securities. WCC’s principal business and principal office address is 350 Legget Drive, Kanata, Ontario, Canada, K2K 2W7. The name, citizenship, present principal occupation or employment and business address of each director and executive officer of WCC is set forth below:

Directors of WCC

Name	Citizenship	Present Occupation	Business Address
Tom Hallett	Canadian	Retired	8 Burns Place St. John’s, Newfoundland A1A 2B6

Tom Healy	Canadian	Pharmacist	16 St. Andrews Place St. John’s, Newfoundland A1A 2B5

Jose Medeiros	Canadian	President (WCIC and WCC)	350 Legget Drive, Kanata, Ontario, Canada, K2K 2W7

Simon Gibson	British	Chief Executive Officer (WCIC and WCC)	c/o Celtic Manor Coldra Woods, City of Newport, Gwent NP18 1HQ

Executive Officers of WCC

Name	Citizenship	Present Occupation	Business Address
Jose Medeiros	Canadian	President (WCIC and WCC)	350 Legget Drive, Kanata, Ontario, Canada, K2K 2W7

Paul Chiarelli	Canadian	Secretary, Treasurer (WCC and WCIC)	350 Legget Drive, Kanata, Ontario, Canada, K2K 2W7

Tom Hallett	Canadian	Asst. Secretary	8 Burns Place St. John’s, Newfoundland A1A 2B6

Simon Gibson	British	Chief Executive Officer (WCIC and WCC)	c/o Celtic Manor Coldra Woods, City of Newport, Gwent NP18 1HQ

WCIC, a corporation existing under the laws of Canada, is a holding company that is primarily engaged in the business of investing in securities. WCIC ‘s principal business and principal office address is 350 Legget Drive, Kanata, Ontario, Canada, K2K 2W7. The name, citizenship, present principal occupation or employment and business address of each director and executive officer of WCIC is set forth below:

Directors of WCIC

Name	Citizenship	Present Occupation	Business Address
Terence H. Matthews	Canadian	Chairman (WCIC and WCC); Chairman of the Board of Mitel Networks Corporation	350 Legget Drive, Kanata, Ontario, Canada, K2K 2W7

Executive Officers of WCIC

Name	Citizenship	Present Occupation	Business Address
Jose Medeiros	Canadian	President (WCIC and WCC)	350 Legget Drive, Kanata, Ontario, Canada, K2K 2W7

Paul Chiarelli	Canadian	Secretary and Treasurer (WCIC and WCC)	350 Legget Drive, Kanata, Ontario, Canada, K2K 2W7

4293711 Canada, a corporation existing under the laws of Canada, is the holding company for investments controlled by Dr. Matthews. 4293711 Canada’s principal business and principal office address is 350 Legget Drive, Kanata, Ontario, Canada, K2K 2W7. The name, citizenship, present principal occupation or employment and business address of each director and executive officer of 4293711 Canada is set forth below:

Directors of 4293711 Canada

Name	Citizenship	Present Occupation	Business Address
Terence H. Matthews	Canadian	Chairman (WCIC and WCC); Chairman of the Board of Mitel Networks Corporation	350 Legget Drive, Kanata, Ontario, Canada, K2K 2W7

Executive Officers of 4293711 Canada

Name	Citizenship	Present Occupation	Business Address
Jose Medeiros	Canadian	President (WCIC and WCC)	350 Legget Drive, Kanata, Ontario, Canada, K2K 2W7

Paul Chiarelli	Canadian	Secretary and Treasurer (WCIC and WCC)	350 Legget Drive, Kanata, Ontario, Canada, K2K 2W7

Dr. Matthews owns 100% of the outstanding voting shares of 4293711 Canada which in turn owns 100% of the outstanding voting shares of WCIC. WCIC owns 100% of the outstanding voting shares of WCC.

(d) None of the Reporting Persons nor any of their directors or executive officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons nor any of their directors or executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by reason of the relationships among the Reporting Persons, WCIC, 4293711 Canada and Dr. Matthews may be deemed the beneficial owner of all of the Common Shares beneficially owned by WCC. Dr. Matthews, WCC, WCIC and 4293711 Canada may be regarded as a group for purposes of Rule 13d-5 under the Exchange Act.

ITEM 3.	Source and Amount of Funds and Other Consideration

Item 3 is hereby amended and supplemented as follows:

In connection with a reorganization of entities controlled by Dr. Matthews, Dr. Matthews became the owner of 100% of the voting shares of 4293711 Canada and 4293711 Canada became the owner 100% of the voting shares of WCIC which had previously been directly owned by Dr. Matthews. WCIC has been the owner of 100% of the voting shares of WCC since the filing of the Original 13D.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented as follows:

On November 25, 2009, Celtic, which was wholly-owned by WCC, sold to WCC 303,678 Common Shares directly owned by Celtic. The purchase price was U.S.$1,958,723 and was satisfied through the issuance by WCC to Celtic of a non-interest bearing demand promissory note. As a result of this sale, Celtic no longer owns any Common Shares of the Company. Celtic was dissolved pursuant to a Certificate of Dissolution filed with Industry Canada on December 18, 2009.

On March 30, 2010, Dr. Matthews sold to WCC 13,500 Class 1 Preferred Shares (which converted into 1,190,916 Common Shares in connection with the IPO as discussed in Item 5 below) owned by Dr. Matthews. The purchase price of US$16,672,824 was satisfied through the issuance by WCC to Dr. Matthews of (i) a demand promissory note in the principal amount of CDN$14,642,397.44 and bearing interest at the rate of 8% per annum and (ii) 1,000 Class L Shares of WCC for the remainder.

On April 21, 2010, the Company, Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc. and UBS Securities LLC, as representatives of the several underwriters named therein (the “Underwriters”), and the selling shareholders named therein, including WCC, entered into a Purchase Agreement (the “Purchase Agreement”) relating to the initial public offering (“IPO”) of Common Shares of the Company. The closing of the IPO occurred on April 27, 2010. Pursuant to the Purchase Agreement, WCC granted an option to the Underwriters to purchase up to 600,526 Common Shares owned by WCC at the initial public offering price of $14.00 per share less underwriting discounts and commissions of $0.98 per share. The underwriters may exercise the option for 30 days from the date of the final prospectus for the IPO (April 21, 2010) solely to cover overallotments. The option expired unexercised.

The Reporting Persons are continuously evaluating the business and prospects of the Company, and their present and future interests in, and intentions with respect to, the Company.

Although the Reporting Persons do not have any specific plan or proposal to acquire or dispose of any securities of the Company other than as described in this Item 4, the Reporting Persons may from time to time formulate other plans or proposals that relate to, might result in, or have the purpose or effect of changing or influencing control of the Company, or that relate to or would result in any of the events enumerated in paragraphs (a) through (j) of Item 4 of Form Schedule 13D. Such plans or proposals will depend upon the Reporting Persons ongoing evaluation of their investment in the Company, prevailing market conditions, developments affecting the Company, other opportunities, liquidity requirements of the Reporting Persons, tax considerations and/or other considerations. Also, the Reporting Persons or their representatives may engage in communications with one or more directors, officers, representatives or shareholders of the Company and/or third party advisors or financing sources regarding the Company, including but not limited to, the Company’s operations, plans or prospects. The Reporting Persons may acquire additional securities of the Company as they deem appropriate. Alternatively, the Reporting Persons may dispose of some or all of the securities of the Company in privately negotiated transactions or otherwise. The Reporting Persons may discuss ideas that, if effected may result in any of the events enumerated in paragraphs (a) through (j) of Item 4 of Form Schedule 13D, including the acquisition by other persons of shares of the Company, an extraordinary corporate transaction involving the Company, and/or changes in the board of directors or management of the Company. Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE COMPANY.

Item 5 is hereby amended and supplemented as follows:

The following disclosure is based on 52,803,159 Common Shares of the Company outstanding, which number of shares the Company represented in its final prospectus filed on April 21, 2010 to be the number of Common Shares outstanding following the Company’s IPO. All calculations of beneficial ownership and of the number of shares issuable upon the conversion or exercise of any securities are made as of April 27, 2010, the date on which the IPO was consummated.

Pursuant to the terms of the warrants and options referred to below owned by Dr. Matthews, the exercise price and number of Common Shares issuable upon exercise thereof were adjusted as a result of the reverse split of Common Shares conducted by the Company in April 2010.

In connection with the IPO, on April 27, 2010, pursuant to the terms of the Articles of Amendment dated as of August 16, 2007 to the Company’s Articles of Incorporation establishing the terms of Company’s Class 1 Preferred Shares, a majority of the holders of the Class 1 Preferred Shares elected to have the Company convert all of the outstanding Class 1 Preferred Shares into Common Shares. As a result of such election, 13,500 Class 1 Preferred Shares held by WCC were converted into 1,190,916 Common Shares.

(a) As of the date hereof, the Reporting Persons beneficially own the aggregate number and percentage of outstanding Common Shares set forth below:

Reporting Person	Aggregate Number of Shares Beneficially Owned	Percentage of Outstanding Common Shares (1)
Dr. Matthews	12,184,453(2)(3)	23.0%
WCC	12,080,612(3)	22.9%
WCIC	12,080,612(3)	22.9%
4293711 Canada	12,080,612(3)	22.9%

(1) For purposes of computing Dr. Matthews’ percentage ownership, the number of outstanding Common Shares includes all Common Shares that Dr. Matthews has a right to acquire beneficial ownership of within 60 days of the date of this Amendment No. 4 pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(2) Consists of: (a) 81,901 Common Shares of the Company issuable upon exercise of currently exercisable warrants held by Dr. Matthews, at an exercise price of $16.48 per Common Share, (b) currently exercisable options held by Dr. Matthews to purchase 21,940 Common Shares, at an exercise price of $3.75 per share, and (c) 12,080,612 Common Shares held by WCC.

(3) Dr. Matthews owns 100% of the outstanding voting shares of 4293711 Canada which in turn owns 100% of the outstanding voting shares of WCIC. WCIC owns 100% of the outstanding voting shares of WCC. Pursuant to Rule 13d-3 under the Exchange Act, each of Dr. Matthews, 4293711 Canada and WCIC may be deemed the beneficial owner of all of the Common Shares beneficially owned by WCC.

(b) Dr. Matthews

Dr. Matthews has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of 103,841 Common Shares issuable upon exercise of options and warrants that are exercisable within 60 days.

Dr. Matthews has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 12,080,612 Common Shares directly owned by WCC.

WCC

WCC has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 12,080,612 Common Shares.

WCC does not have the sole power to vote or direct the vote or sole power to dispose or direct the disposition of any Common Shares.

WCIC

WCIC has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 12,080,612 Common Shares.

WCIC does not have the sole power to vote or direct the vote or sole power to dispose or direct the disposition of any Common Shares.

4293711 Canada

4293711 Canada has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 12,080,612 Common Shares.

4293711 Canada does not have the sole power to vote or direct the vote or sole power to dispose or direct the disposition of any Common Shares.

To the knowledge of the Reporting Persons, none of the directors or executive officers of WCC, WCIC or 4293711 Canada beneficially own any Common Shares of the Company, except for Dr. Matthews as reported in this Amendment No. 4, Paul Chiarelli who owns 1,067 Common Shares, Jose Medeiros who owns 12,110 Common Shares and Simon Gibson who owns 6,055 Common Shares.

(c) During the last 60 days, other than as reported in this Amendment No. 4, there were no transactions in the Common Shares affected by the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of their directors or executive officers, general partners or members.

(d) Not applicable.

(e) As described in Item 4, Celtic ceased to be the beneficial owner of more than 5% of the Common Shares on November 25, 2009 and was dissolved in December 2009.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

Item 6 is hereby amended and supplemented as follows:

Pursuant to Rule 13d-1(k) under the Exchange Act, the Reporting Persons have entered into an agreement, attached as Exhibit 99.1, with respect to the joint filing of this statement.

Pursuant to a Share Purchase Agreement dated November 25, 2009, Celtic sold 303,678 Common Shares, representing all of its Common Shares of the Company, to WCC. The Share Purchase Agreement is filed herewith as Exhibit 99.2.

Pursuant to a Share Purchase Agreement dated March 30, 2010, Dr. Matthews sold 13,500 Class 1 Preferred Shares (which converted into 1,190,916 Common Shares in connection with the IPO as discussed in Item 5 above) to WCC. The Share Purchase Agreement is filed herewith as Exhibit 99.3.

On April 21, 2010, the Company, Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc. and UBS Securities LLC, as representatives of the several underwriters named therein (the “Underwriters”), and the selling shareholders named therein, including WCC, entered into a Purchase Agreement (the “Purchase Agreement”) relating to the IPO of Common Shares of the Company. Pursuant to the Purchase Agreement, WCC granted an option to the Underwriters to purchase up to 600,526 Common Shares owned by WCC at the initial public offering price of $14.00 per share less underwriting discounts and commissions of $0.98 per share. The underwriters may exercise the option for 30 days from the date of the final prospectus for the IPO (April 21, 2010) solely to cover overallotments. The option expired unexercised.

On April 27, 2010, the Shareholders Agreement dated as of August 16, 2007 (the “Prior Shareholders Agreement”), by and between the Company, Arsenal Holdco I, S.a.r.l. (Arsenal I”), Arsenal Holdco II, S.a.r.l. (“Arsenal II”), Morgan Stanley Principal Investments, Inc. (“Morgan Stanley”), Edgestone Capital Equity Fund II-B GP, Inc., as agent for EdgeStone Capital Equity Fund II-A, L.P. and its parallel investors and Edgestone Capital Equity Fund II Nominee, Inc., as nominee for EdgeStone Capital Equity Fund II-A, L.P. and its parallel investors (“Edgestone”), Power Technology Investment Corporation (“PTIC”), Dr. Matthews, and WCC, was terminated pursuant to its terms.

On April 27, 2010, the Company, Arsenal I, Arsenal II, Dr. Matthews and WCC entered into a Shareholders Agreement (the “Shareholders Agreement”), pursuant to which the shareholders of the Company party thereto, agree to vote their respective Common Shares to cause the Company to act in compliance with the provisions of the Shareholders Agreement and to cause the board of directors to be composed of ten members, certain members of which are to be appointed by Dr. Matthews and Francisco Partners II (Cayman), L.P. (“FP II Cayman”), the sole member of Arsenal I. Dr. Matthews shall initially be allowed to appoint two directors and FP II Cayman shall initially be allowed to appoint three directors, such nominations to be adjusted upon the disposition of shares by Arsenal I, Arsenal II, Dr. Matthews and their affiliates (including in the case of Dr. Matthews, WCC) and specified related parties. The Shareholders Agreement also prohibits the Company from taking certain significant actions without the approval of FP II Cayman, so long as the Arsenal I and Arsenal II and their affiliates and specified related parties beneficially own at least 15% of the outstanding Common Shares. The foregoing summary of the Shareholders Agreement is not intended to be complete and is qualified in its entirety by reference to the Shareholders Agreement, a copy of which is filed herewith as Exhibit 99.4 and is incorporated herein by reference.

On April 27, 2010, the Company, Arsenal I, Arsenal II, Morgan Stanley, Edgestone, Dr. Matthews and WCC amended and restated the Registration Rights Agreement, dated as of August 16, 2007, by and among the Company, Arsenal I, Arsenal II, Morgan Stanley, Edgestone, Dr. Matthews, and WCC (the “Amended and Restated Registration Rights Agreement”). Pursuant to the Amended and Restated Registration Rights Agreement, the Company covenanted to make certain arrangements with respect to the registration and/or the qualification for distribution of the shares held by the parties thereto under the applicable securities laws of the United States and/or Canada. The foregoing summary of the Amended and Restated Registration Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the Amended and Restated Registration Rights Agreement, a copy of which is filed herewith as Exhibit 99.5 and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented by adding the following exhibits:

99.1 Joint Filing Agreement, dated as of July 7, 2010, among Dr. Terence H. Matthews, Wesley Clover Corporation, Wesley Clover International Corporation and 4293711 Canada Inc.

99.2	Share Purchase Agreement dated November 25, 2009 between Celtic Tech Jet Limited and Wesley Clover Corporation.

99.3	Share Purchase Agreement dated March 30, 2010 between Wesley Clover Corporation and Dr. Terence H. Matthews.

99.4 Shareholders Agreement dated as of April 27, 2010, by and among Mitel Networks Corporation, Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l., Terence H. Matthews and Wesley Clover Corporation.

99.5 Amended and Restated Registration Rights Agreement dated as of April 27, 2010, by and among Mitel Networks Corporation, Arsenal Holdco I, S.a.r.l., Arsenal Holdco II S.a.r.l., Morgan Stanley Principal Investments, Inc., Edgestone Capital Equity Fund II-B GP, Inc., as agent for EdgeStone Capital Equity Fund II-A, L.P. and its parallel investors and Edgestone Capital Equity Fund II Nominee, Inc., as nominee for EdgeStone Capital Equity Fund II-A, L.P. and its parallel investors, Terence H. Matthews, and Wesley Clover Corporation.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2010

By:	/S/ TERENCE H. MATTHEWS
Name:	Dr. Terence H. Matthews

WESLEY CLOVER CORPORATION

By:	/S/ JOSE MEDEIROS
Name:	Jose Medeiros
Title:	President and Chief Operating Officer

WESLEY CLOVER INTERNATIONAL CORPORATION

By:	/S/ JOSE MEDEIROS
Name:	Jose Medeiros
Title:	President

4293711 Canada Inc.

By:	/S/ JOSE MEDEIROS
Name:	Jose Medeiros
Title:	President